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                                  AGREEMENT
                                  ---------

      This is an Agreement between Robert K. Swanson ("Swanson") and Grossman's, Inc. ("Grossman's") intended to be effective as of November 23, 1994.

      WHEREAS, Swanson has served as a director of Grossman's since 1987;
and

      WHEREAS, in connection with the retirement of the Chairman of the Board and Chief Executive Officer in November 1994, Swanson was elected to serve as Chairman of the Board; and

      WHEREAS, in recognition of the additional services to be performed by Swanson, the Board has authorized the arrangements set forth in this Agreement;

      NOW, THEREFORE, the parties hereto hereby agree as follows:

      1. Effective November 23, 1994, Swanson has been elected to serve as (a) Chairman of the Board of Grossman's, (b) Chairman of the Executive Committee of the Board of Grossman's, and (c) a member of the Nominating Committee of the Board of Grossman's.

      2. For Swanson's services in the positions listed in paragraph 1, he will be entitled to receive (a) an annual retainer of $15,000, payable in cash or shares of the Company's common stock (valued at the average closing price (the "Market Price") on the NASDAQ National Market System during the ten trading days immediately preceding the date of issuance),
(b) $2,000 per year, payable in cash, for each year that Swanson serves as Chairman of the Executive Committee, (c) $500, payable in cash, for attending each meeting of the Board or each meeting of any committee of the Board of which Swanson is a member, and (d) reimbursement of all expenses incurred by Swanson in connection with his service as a director of Grossman's (upon submission by Swanson of reasonable substantiation thereof).

      3. In addition, subject to approval by shareholders of the 1995 Directors' Stock and Option Plan at the 1995 Annual Meeting of Shareholders, Swanson will be granted a non-transferable stock option covering 25,000 shares of common stock which will vest in five equal annual installments, with the first installment of 20% being vested as of April, 1995. The option will terminate on April, 2005. The exercise price will be the fair market value of the common stock on the date of grant.

      4. Swanson has also agreed that, as Chairman of the Board, he will be available to devote his time to Grossman's affairs for up to a maximum of 90 days per calendar year (in addition to days spent in Board or committee meetings), unless the Board approves a greater number of days. For these additional services, Swanson will be entitled to receive (a) $20,000 payable in cash on or before February 15, 1995 in respect of his services in 1994, (b) subject to approval by shareholders of the 1995 Directors' Stock and Option Plan, $20,000 payable in shares of common


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stock (valued at the Market Price) payable on or before May 1, 1995 in respect of his services in 1994, (c) $1,000 per day payable in cash within 30 days after the end of each calendar quarter upon submission of his invoice therefor, (d) subject to approval by shareholders of the 1995 Directors' Stock and Option Plan, $1,000 per day payable in shares of common stock (valued at the Market Price) payable within 30 days after the end of each calendar quarter upon submission of his invoice therefor, and
(e) reimbursement of all expenses incurred by him (including travel expenses for his wife at his discretion) in connection with his service as Chairman of the Board of Grossman's (upon submission by him of reasonable substantiation thereof).

      5. In addition, subject to approval by shareholders at the 1995 Annual Meeting of Shareholders, Swanson will be granted a non-transferable option under the 1995 Directors' Stock and Option Plan covering 50,000 shares of common stock which will vest in five equal annual installments, with the first installment of 20% being vested as of April 25, 1995. The option will terminate on April 25, 2005. The exercise price will be the fair market value of the common stock on the date of grant.

      6. Either Swanson or Grossman's may terminate this Agreement and Swanson's services as Chairman of the Board hereunder upon the giving of not less than 90 days' prior written notice. In the event of a termination by Grossman's, Swanson will be entitled to receive a cash payment equal to the product of (a) $6,000 times (b) the average number of days spent by Swanson on Grossman's affairs during each of the immediately preceding six months (or such shorter period as this Agreement has been in effect).

      7. All notices and other communications shall be in writing mailed by first class registered mail, postage prepaid, if to Swanson at the address set forth below under Swanson's signature, or, if to Grossman's, at 200 Union Street, Braintree, Massachusetts 02184, attention of the President, or at such other address as either party shall designate by written notice to the other. No notice shall be deemed to have been given until actually received by the party to whom it is addressed; provided that a certified or registered mail return receipt shall be conclusive evidence of such receipt.

      8. This Agreement may not be changed, waived, discharged or terminated orally, but only by an instrument in writing, signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

      9. Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other, except that this Agreement will be binding upon and inure to the benefit of any successor or successors of Grossman's whether by merger, consolidation, sale of assets or otherwise and reference herein to Grossman's is intended to include any such successor or successors.

      10. Grossman's agrees to pay the reasonable fees and expenses of Swanson's counsel in connection with the preparation of this Agreement.



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      11.   This Agreement shall be governed by and construed in
accordance with the laws of The Commonwealth of Massachusetts. This Agreement embodies the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

      12. Nothing in this Agreement shall be construed to make Swanson an employee of Grossman's, it being understood that Swanson is an independent contractor and is entitled to no rights as an employee of Grossman's.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                              GROSSMAN'S INC.

                                  /s/ Sydney L. Katz
                              By:____________________________________
                              Name:
                              Title:


                              /s/ Robert K. Swanson
                              _______________________________________
                              Robert K. Swanson
                              c/o RKS,Inc.
                              5600 North Palo Cristi Road
                              Paradise Valley, Arizona  85253